

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303**

March 30, 2007

Via Facsimile (212)-308-0132 and U.S. Mail

Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022

**Re: Cumberland Resources Ltd.
Schedule TO-T
Filed by Agnico-Eagle Mines Limited and
Agnico-Eagle Acquisition Corporation
File Number 005-50588**

**Form F-10
Filed by Agnico-Eagle Mines Limited
File Number 333-141229
Filed on March 12, 2007**

Dear Mr. Shepherd:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above for issues primarily related to compliance with the tender offer rules in Regulations 14D and 14E under the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the phone and fax numbers listed at the end of this letter.

General

1. Please tell us the percentage of the company's security holders you believe to be U.S. persons. We note your disclosure that the issuer is permitted to prepare an offering document pursuant to MJDS that is in accordance with the Canadian disclosure requirements. Please clarify whether you are availing yourself of this

option. If you are not filing pursuant to Rule 14d-1(b)(1), please delete the first paragraph on page iv or clarify that you are complying with the disclosure and other requirements of the U.S. federal tender offer rules.

2. We note that the Form F-10 filed in connection with the transaction is not effective. To the extent you are relying on Rule 162 to commence the offer prior to effectiveness of the registration statement, please provide the appropriate legend. See Question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Schedule TO-T

3. Item 1016(h) of Regulation M-A requires the filing of tax opinions related to the transaction as an exhibit to the Schedule TO. We note the receipt of a tax opinion related to the Canadian tax consequences. Please file.

Offer to Purchase
Cover Page

4. We note your statement that the Agnico-Eagle shares are listed on the NYSE and on the Toronto Stock Exchange. We also note the disclosure two paragraphs later that you will apply for listing for the shares offered. Please clarify the status of your application for exchange listing for both exchanges.

Summary Term Sheet, page 1

5. The summary term sheet should include the most material terms of the transaction. Your statement that it includes "important and material terms" implies that some material terms may have been excluded from the summary term sheet. Please delete the word "important".

Currency of Payment, page 24

6. Please clarify what you mean by "The Offerors reserve the right to permit the Offer to be accepted in a manner other than that set out in Section 3."

Conditions of the Offer, page 27

7. We note that your offer is subject to a minimum tender condition. Please tell us how and when you expect to calculate the tender to determine whether or not the condition is triggered.

8. Your statement that you may assert or waive the conditions to the offer "at any time or from time to time" appears to permit you to assert or waive the conditions following expiration. Please revise to clarify that all conditions will be satisfied or waived prior to expiration, in keeping with Rule 14e-1(c).

<u>Closing Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In your response letter, indicate how you intend to disseminate revised offer materials that result from our comments above. Depending in the resolution of some of the issues raised, we believe additional dissemination may be required.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
Page 4

        If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

                                   Very truly yours,

                                   Julia E. Griffith
                                   Special Counsel
                                   Office of Mergers and
                                   Acquisitions